Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2009
FIXED CHARGES:
Interest Expense	$44,602
Amortization of Debt Premium, Discount and Expense	350
Interest Component of Rentals	1,290

Total Fixed Charges	$46,242

EARNINGS:
Net Income before Dividends on Preferred Stock	$126,932
Add:
Income Taxes	72,328
Total Fixed Charges	46,242

Total Earnings	$245,502

Ratio of Earnings to Fixed Charges	5.3